FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number 001-13896



                             Elan Corporation, plc
                 (Translation of registrant's name into English)


                Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F   /X/                       Form 40-F     / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes  / /                              No     /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes  / /                              No    /X/

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     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   / /                             No    /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration
Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).



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                                  EXHIBIT LIST


   Exhibit      Description

     99.1       Press release dated November 5, 2003 titled:
                Elan closes offering of 35 million ordinary shares.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ELAN CORPORATION, plc



                                      By:   /s/ William F. Daniel
                                            William F. Daniel
                                            Company Secretary

Date: November 6, 2003


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                                                                    Exhibit 99.1


                  Not for release in Australia, Canada or Japan


                              FOR IMMEDIATE RELEASE


      Investors:                                         Media:
      Emer Reynolds                                      Anita Kawatra
      Ph:      353-1-709-4000                            Ph:  212-407-5755
                 800-252-3526                                   800-252-3526



               ELAN CLOSES OFFERING OF 35 MILLION ORDINARY SHARES


DUBLIN, IRELAND, NOVEMBER 5, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has completed the offering and sale of 35 million Ordinary Shares at a price of $4.95 per share. Elan also announced that it expects to complete the offering of 6.5% Convertible Guaranteed Notes due 2008 (the "Notes") on November 10, 2003, rather than November 11, 2003 as previously announced. The offering and sale of the Ordinary Shares was made, and the offering and sale of the Notes is being made, outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

The aggregate gross proceeds of the Ordinary Share offering were approximately $173.3 million (before deducting commissions and concessions and the expenses of the offering).

The Ordinary Shares, the Notes, the guarantee of the Notes and the shares to be issued upon conversion of the Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.


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This release does not constitute an offer to sell or the solicitation of an offer to buy any Notes or Ordinary Shares.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. The securities referred to in this announcement will be issued only to relevant persons. Stabilisation/FSA

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.

This document contains forward-looking statements about Elan's intentions with respect to the contemplated offerings and the other transactions described above. You can identify these statements by the fact that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan fails to satisfy conditions to the effectiveness of waivers required to complete the Note offering; the risk that the other customary conditions to the completion of the Note offering are not satisfied, including those set forth in the purchase agreement among the Elan, Elan Capital Corp., Ltd. and the lead manager; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further



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list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.